UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-1183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The PepsiCo Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PepsiCo, Inc.
700 Anderson Hill Road
Purchase, New York 10577

THE PEPSICO SAVINGS PLAN
December 31, 2012 and 2011
Index

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2012	3

Notes to Financial Statements	4-12

Supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012	13

Signature	14

Index to Exhibit	15

Report of Independent Registered Public Accounting Firm

To the Plan Administrator of The PepsiCo Savings Plan:
We have audited the accompanying statements of net assets available for benefits of The PepsiCo Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The PepsiCo Savings Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4i–schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
June 20, 2013

THE PEPSICO SAVINGS PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2012 and 2011
(dollars in thousands)

	2012	2011
Assets
Investments at fair value:
Plan interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust	$5,480,865	$4,825,657
Receivables:
Participant loans	220,084	192,333
Participant contributions	2,003	4,035
Employer contributions	3,573	11,727
Total receivables	225,660	208,095
Net assets reflecting all investments at fair value	5,706,525	5,033,752
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(41,161)	(33,841)
Net Assets Available for Benefits	$5,665,364	$4,999,911

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 2012
(dollars in thousands)

Changes to Net Assets
Income:
Investment income from the PepsiCo, Inc. Defined Contribution Plans Master Trust	$500,536
Interest from participant loans	8,943
Total income	509,479
Contributions:
Participants	305,489
Employer	100,684
Total contributions	406,173
Other activities:
Distributions to participants	(409,974)
Dividends paid to participants	(2,337)
Administrative expenses	(1,443)
Total deductions related to other activities	(413,754)
Net increase in net assets before transfers	501,898
Net transfers from other plan	163,555
Net Increase in Net Assets	665,453
Net Assets Available for Benefits at Beginning of Year	4,999,911
Net Assets Available for Benefits at End of Year	$5,665,364

See accompanying notes to financial statements.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 1 – Description of the Plan
The following brief description of The PepsiCo Savings Plan (the Plan), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
In general, the Plan provides a program under which eligible salaried and certain hourly employees (eligible employees) of PepsiCo, Inc. and certain of its affiliates (the Company) may accumulate funds for long-term retirement savings. All eligible employees who are paid in U.S. dollars from a U.S. payroll and classified as full time, and certain other employees, as defined in the Plan document, are immediately eligible on their first day of service. Part-time eligible employees who are paid in U.S. dollars from a U.S. payroll who have completed 1,000 hours of service during a 12-month period are eligible to participate in the Plan. Certain employees who are part of a collective bargaining unit and certain other employees as defined in the Plan document are not eligible to participate in the Plan. Effective April 1, 2012, a Roth 401(k) feature was added to the Plan.
The Plan is a defined contribution plan with a cash or deferred arrangement and is intended to satisfy the qualification requirements under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the Code). The Plan has an employee stock ownership plan (ESOP) component within its PepsiCo Common Stock Fund and PepsiCo ESOP Preferred Stock Fund. The participant-directed accounts under the Plan are intended to meet the requirements of Section 404(c) of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In addition, the Plan is subject to the provisions of ERISA.
The Company maintains sponsorship of the Plan and has established the PepsiCo Investment Committee to oversee the Plan’s investment structure. Overall responsibility for administering the Plan rests with the PepsiCo Administration Committee (the Plan Administrator). Fidelity Management Trust Company is the trustee for the Plan and Fidelity Workplace Services, LLC is the recordkeeper for the Plan.
Contributions
Each year, participants are allowed to contribute up to 50% of their earnings, in whole percentage increments. However, the Code limits contributions by highly compensated participants. Under the Code, the maximum allowable pre-tax contribution for participants during 2012 was $17,000. Participants may contribute to the Plan any portion of lump-sum distributions received from other qualified plans when the contributions qualify as a tax-free rollover.
Participants who are expected to reach or are over the age of 50 during a Plan year and are making the maximum contribution are eligible to make additional catch-up contributions. Under the Code, the maximum allowable catch-up contribution was $5,500 for 2012.
Participants may elect to have their contributions invested in one or more investment options. In general, participants may change their investment elections and transfer their investment amounts between funds on a daily basis, except for transfers from the stable value fund to the participant-directed brokerage account. Such transfers must be invested into another investment option for a 90-day waiting period. Initial transfers from other investment options to the participant-directed brokerage account must be at least $1,000. Contributions or transfers into the PepsiCo ESOP Preferred Stock Fund are not allowed.
In general, the Company matches 50% of employee contributions up to 6% (8% for certain employees) of eligible pay based on years of service. Effective January 28, 2012, salaried employees who are actively accruing benefits, or in a waiting period to actively accrue benefits, under a Company-sponsored defined benefit pension plan are no longer eligible for Company matching contributions. Eligible employees who

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

are paid in U.S. dollars from a U.S. payroll and are not actively accruing, or in a waiting period to actively accrue, benefits under a Company-sponsored defined benefit pension plan are eligible for Company automatic retirement contributions (ARC). ARC is up to 9% of eligible pay based on age and years of service. The ARC and matching Company contributions are invested in accordance with the employee’s investment elections; however, ARC may not be invested in the participant-directed brokerage option or the PepsiCo Common Stock Fund.
The Plan has an automatic enrollment program for full-time and part-time new hires. Under the program, employees automatically make pre-tax contributions in the amount of 4% of earnings. Employees that are automatically enrolled have their contribution invested in a target date fund, based on their age. An employee may elect out of the program at any time, as well as make changes to (or maintain) the level of contribution and investment fund option.
Participant Accounts
Each participant account is credited with participant contributions, allocations of the Company contributions, investment earnings/losses, and expenses. Earnings/losses and expenses are allocated based on average daily balances. Certain participant investment accounts are also charged with short-term trading and/or monthly investment service fees, depending on the participant’s investment election.
Vesting
Participants are immediately vested in their contributions and investment earnings/losses. In general, participants are fully vested in the Company’s contributions and associated investment earnings/losses after three years of service. At December 31, 2012 and 2011, forfeited non-vested accounts totaled $282,142 and $1,434,117, respectively. During 2012 and 2011, the amounts used to reduce Company contributions were $3,387,196 and $2,029,680, respectively. The remaining amounts may be used to reduce future Company contributions or plan administrative expenses.
Participant Loans
In general, participants who have a vested balance of $2,000 or more in the Plan may borrow from the total of their investment accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (subject to certain offsets for prior loans) or 50% of their vested balance. At any time, participants are allowed to have two loans outstanding. Loan terms range from one to five years for personal loans and up to 15 years for loans related to the purchase of a primary residence (up to 25 years for loans issued prior to 1999). Only one outstanding loan may have a term of more than 5 years. The loans are secured by the balance in the participant’s account and bear a fixed rate of interest at the prime lending rate plus one percent at the time the loans are issued. Loan repayments are made directly through payroll deductions and are applied to interest and then to principal according to a payment schedule. In addition, for loans taken on or after July 1, 2010, there is a one-time loan origination fee of $50. For loans taken prior to July 1, 2010, a one-time loan origination fee of $35 and a $3.75 quarterly maintenance fee is charged. There were 34,747 loans outstanding at December 31, 2012 with interest rates ranging from 3.3% to 10.5% with maturities through 2027. There were 33,085 loans outstanding at December 31, 2011 with interest rates ranging from 3.3% to 10.5% with maturities through 2026.
Distributions
In general, participants may elect to receive a distribution upon hardship, termination, disability, retirement or after the age of 59 1/2. Hardship distributions are allowed for purchasing a primary residence, financing

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

the higher education of the participant, the participant’s spouse or dependent, paying unreimbursed medical bills or alleviating certain other financial hardships. Upon termination, disability or retirement, participants may elect to start receiving benefits or rollover their account balances into other qualified plans. If a participant dies, the total account balance will be paid to the designated beneficiary or to his or her estate. Under certain circumstances, participants may also elect to take in-service distributions of any after-tax contributions, rollover contributions and vested matching contributions.
If only a portion of the account is distributed, the remaining balance will continue to be adjusted for any contributions and investment earnings/losses as of each valuation date. Participants can elect to receive distributions in a lump sum or annual installments for a period no longer than the participant’s life expectancy. However, distributions of $5,000 or less must be made in a lump sum. If the account balance is greater than $1,000 and less than or equal to $5,000, and if a distribution election is not made within the required timeframe, that account will be rolled over into a Fidelity Rollover IRA and invested in the Fidelity Cash Reserves fund. If a distribution election is not made within the required timeframe for an account balance of $1,000 or less, the account will be distributed automatically.
Termination
Although it has not expressed any intent to do so, the Company may terminate the Plan in accordance with ERISA and the Code. In the event that the Plan is terminated, the Plan Administrator can direct that all accounts be distributed to the participant or continued in trust for his or her benefit.
Note 2 – Summary of Significant Accounting Policies
Basis of Presentation
The financial statements are prepared under the accrual basis of accounting. The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions to net assets, deductions from net assets and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
Fully benefit-responsive investment contracts are included in the financial statements at fair value as reported to the Plan by the investment manager, and are then adjusted to contract value in determining net assets available for benefits.
Refer to Note 3 for disclosures about contract value and Note 4 for disclosures about fair value measurements.
Tabular dollars are in thousands.
Investment Valuation and Income Recognition
The Plan retains an interest in the PepsiCo, Inc. Defined Contribution Plans Master Trust (PepsiCo Master Trust) which holds investments in various securities, funds and fully benefit-responsive investment contracts. These investments are valued at fair value.
Refer to Note 4 for disclosures about fair value measurements.
Purchases and sales of securities are recognized on the trade date. Interest income is recorded as earned and dividend income is recorded as of the ex-dividend date.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Participant Loans Receivable
Participant loans receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions to participants.
Payment of Benefits
The Plan accounts for participant distributions when paid.
Subsequent Events
Effective for loans issued on or after January 1, 2013, a participant is not permitted to have more than one loan from the Plan outstanding at any one time, but may have two loans outstanding if one is a Principal Residence Loan. Additionally, effective on or after January 1, 2013, any newly issued loans will bear interest at the prime lending rate plus two percent.
Employees hired or re-hired on or after January 1, 2013, who are automatically enrolled in the Plan, will receive an automatic one percent increase in their pre-tax deferral rate on each anniversary of their automatic enrollment date, until their pre-tax deferral rate reaches six percent.
The Plan has evaluated subsequent events through the date the financial statements were issued.
Note 3 – PepsiCo Master Trust
Plan Interest
The Plan’s investments are combined with the investments of The PepsiCo 401(k) Plan for Hourly Employees (Hourly Plan) in the PepsiCo Master Trust to maximize administrative efficiencies. Each participating plan has an interest in the PepsiCo Master Trust. Investment income, investment management fees and other direct expenses relating to the PepsiCo Master Trust are allocated to the individual plans based upon the average daily balances. A separate account is maintained reflecting the equitable share of each plan’s participation in each investment within the PepsiCo Master Trust. The Plan’s interest in the PepsiCo Master Trust was approximately 89% and 86% at December 31, 2012 and 2011, respectively.
Refer to Note 5 for disclosures about plan transfers.
The PepsiCo Master Trust net assets and net investment income are detailed below by asset category. Individual investments within each category representing approximately 5% or more of the total net assets are shown separately.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

	December 31, 2012	December 31, 2011
Investments, at fair value:
Cash and cash equivalents*	$96,356	$87,965
PepsiCo common stock	1,138,648	1,157,330
PepsiCo preferred stock	63,350	68,043
Common and preferred stock**	120,562	102,228
Core fixed income mutual fund	—	281,055
Other mutual funds*	292,215	319,399
Government securities**	406	427
Corporate bonds**	1,226	835
Stable value fund	924,319	897,862
Large cap equity commingled trust fund	792,714	707,350
Medium cap equity commingled trust fund	306,781	273,035
Other commingled trust funds	2,410,789	1,672,655
Other investments**	1,838	1,584
	6,149,204	5,569,768
Interest and dividends receivable	9,666	7,521
Net (liability)/asset for unsettled investment activity	(12,137)	5,079
Net assets	$6,146,733	$5,582,368

* Includes participant-directed brokerage investments
** Participant-directed brokerage investments

	Year ended December 31, 2012
Investment income:
Net appreciation/(depreciation) in fair value investments:
PepsiCo common stock	$36,649
PepsiCo preferred stock	2,011
Common and preferred stock	10,588
Mutual funds	16,553
Government securities	10
Corporate bonds	55
Commingled trust funds	412,296
Other investments	(55)
	478,107
Interest and dividends	88,766
Net investment income	$566,873

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Stable Value Fund
The PepsiCo Master Trust holds investments in a stable value fund, which consists of bond portfolios wrapped by fully benefit-responsive investment contracts. The majority of the portfolios are made up of government, corporate, mortgage-backed and asset-backed securities. The fully benefit-responsive investment contracts enable the fund to realize a specific known value for the assets if it needs to liquidate them for benefit payments.
The fully benefit-responsive investment contracts are issued by five investment grade financial institutions and serve to preserve the value of the fund’s investments by mitigating fluctuations in the market value of the associated bond portfolio. These investment contracts are fully benefit-responsive in that they allow for participant withdrawals at contract value for benefit-responsive requirements. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The contract value of these contracts was $877,333,527 as of December 31, 2012 and $857,720,921 as of December 31, 2011.
There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield was 1.2% and 1.9% at December 31, 2012 and 2011, respectively. The average crediting interest rate was 3.0% and 3.4% at December 31, 2012 and 2011, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than zero. Such interest rates are reviewed by the investment manager on a quarterly basis for resetting.
Certain events, such as layoffs or early retirement incentives, may limit the ability of participants to access their investments at contract value. The likelihood of such events limiting the ability of the Plan to transact at contract value is not probable. Consistent with industry practice, a contract provider can terminate its contract with on average 30 days’ notice; however, the Plan’s contractual right for a wind-down period allows the contract to remain fully benefit-responsive to participants for on average a 2- to 3-year period.
Refer to Note 4 for disclosures about fair value measurements.
Note 4 – Fair Value Measurements
The guidance on fair value measurements defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to price the assets. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant judgment.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

PepsiCo Master Trust assets measured at fair value as of December 31, 2012 and 2011 are categorized consistently by level in both years and are as follows:

	2012				2011
	Total	Level 1	Level 2	Level 3	Total
Assets
Equity securities:
PepsiCo common stock(a)	$1,138,648	$1,138,648	$—	$—	$1,157,330
PepsiCo preferred stock(b)	63,350	—	63,350	—	68,043
Participant-directed brokerage(a)	120,562	120,562	—	—	102,228
Fixed income securities:
Stable value fund(c)	924,319	—	924,319	—	897,862
Participant-directed brokerage(c)	1,632	—	1,632	—	1,262
Mutual funds:
U.S. equity(a)	199,177	199,177	—	—	233,056
Fixed income(a)	3,299	3,299	—	—	284,499
Participant-directed brokerage(a)	89,739	89,739	—	—	82,899
Commingled trust funds:
U.S. equity(c)	1,387,079	—	1,387,079	—	1,228,796
International equity(c)	271,064	—	271,064	—	243,444
Target date(c)	1,449,154	—	1,449,154	—	1,141,578
Fixed income(c)	402,987	—	402,987	—	39,222
Other:
Cash and cash equivalents	96,356	96,356	—	—	87,965
Participant-directed brokerage(d)	1,838	—	—	1,838	1,584
Total	$6,149,204	$1,647,781	$4,499,585	$1,838	$5,569,768

(a)	Based on quoted market prices in active markets.

(b)	Based primarily on the price of PepsiCo common stock into which the PepsiCo preferred stock is convertible.

(c)	Based on the fair value of the underlying investments using quoted prices in active markets.

(d)	Based on the net asset value per unit of the underlying investments as determined by the investment manager.
Note 5 – Net Transfer from the Hourly Plan
In general, participants may transfer from the Hourly Plan to the Plan following a change in the employee’s role with the Company. In addition, Hourly Plan participants with annualized compensation of at least $50,000 in the prior year are automatically transferred to the Plan. Participant account transfers to the Plan totaled $163,554,926 in 2012 and $979,413,156 in 2011.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 6 – Administrative Expenses
In general, the Company pays most of the usual and reasonable direct expenses of the Plan and the Plan Administrator. Any direct expenses not borne by the Company are paid by the trustee out of the PepsiCo Master Trust. If applicable, expenses related to short-term trading fees, monthly investment service fees and loan fees are charged to participants’ investment balances and are reflected in the value of their accounts. Any other indirect expenses are reflected in the net asset value of the various funds.
Note 7 – Risks and Uncertainties
The Plan provides for investment options in various securities and funds which invest in equity and debt securities and other investments. Such investments are exposed to risks and uncertainties, such as interest rate risk, credit risk, economic changes, political unrest, regulatory changes and foreign currency risk. The Plan’s exposure to a concentration of credit risk is dependent upon the investments selected by participants. These risks and uncertainties could impact participants’ account balances and the amounts reported in the financial statements. Approximately 18% and 21% of the Plan’s net assets were invested in the common and preferred stock of the Company at December 31, 2012 and 2011, respectively. The underlying value of the Company’s stock is impacted by the performance of the Company, the market’s evaluation of such performance and other factors.
Note 8 – Tax Status
The Internal Revenue Service (IRS) conducted an audit of the Plan for the years 2006-2010. The Company voluntarily submitted information to the IRS identifying potential administrative errors within the Plan along with proposed corrections. The audit was concluded in September 2012, and the Plan’s Forms 5500 were accepted as filed. The proposed corrections were agreed to by the IRS and are reflected in a signed closing agreement between the Company and the IRS.
The Plan’s latest favorable determination letter, received from the IRS, is dated April 12, 2012. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is designed and currently being operated in compliance with the applicable requirements of the Code.
Note 9 – Related Party Transactions
Certain Plan investments in the PepsiCo Master Trust are shares of mutual funds managed by an affiliate of Fidelity Management Trust Company, the trustee. Additionally, the PepsiCo Master Trust holds investments in shares of the Company’s common stock in the PepsiCo Common Stock Fund and the Company’s preferred stock in the PepsiCo ESOP Preferred Stock Fund. The value of the PepsiCo Master Trust investments in the Company’s common stock was $1,138,647,554 and $1,157,330,443 at December 31, 2012 and 2011, respectively. The value of the PepsiCo Master Trust investments in the Company’s preferred stock was $63,349,668 and $68,042,567 at December 31, 2012 and 2011, respectively. These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with a party-in-interest.

THE PEPSICO SAVINGS PLAN
Notes to Financial Statements
December 31, 2012 and 2011

Note 10 – Reconciliation of Financial Statements to Form 5500
The following are reconciliations of amounts reported in the financial statements to amounts reported on Form 5500 as of December 31, 2012 and 2011, and for the year ended December 31, 2012:

	December 31, 2012	December 31, 2011
Net assets available for benefits per the financial statements	$5,665,364	$4,999,911
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	41,161	33,841
Net assets available for benefits per Form 5500	$5,706,525	$5,033,752

	Year ended December 31, 2012
Net increase in net assets before transfers per the financial statements	$501,898
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
Current year	41,161
Prior year	(33,841)
Net income per Form 5500	$509,218

THE PEPSICO SAVINGS PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
as of December 31, 2012
(dollars in thousands)

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
*Participant Loans	Participant loan fund (34,747 loans outstanding with interest rates ranging from 3.3% to 10.5% with maturities through 2027)	$220,084

*Party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2013	THE PEPSICO SAVINGS PLAN

/s/ Marie T. Gallagher
Marie T. Gallagher
Senior Vice President and Controller and Executive Pension Officer

THE PEPSICO SAVINGS PLAN
December 31, 2012 and 2011
Index to Exhibit

23.1	KPMG Consent of Independent Registered Public Accounting Firm